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December 12, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Voya Equity Trust (File Nos. 811-8817 and 333-56881) (the “Registrant”) Registration Statement on Form N-14 (the “N-14”)

Dear Ms. Nixon:

This letter responds to comments you provided to me via telephone on November 20, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14 filed by the Registrant on November 6, 2014 with respect to the proposed reorganization of: (1) Voya Core Equity Research Fund with and into Voya Large Cap Value Fund Fund (the “Reorganization”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

Comment 1.         Please confirm that all missing and bracketed information in the N-14 will be included in a subsequent filing prior to the date of first use of the N-14.

Response. The Registrant confirms that all missing and bracketed information will be included in a Post-Effective Amendment to the N-14 filed concurrently with this letter (“PEA”) prior to the first use of the N-14.

Comment 2.         In footnote 5 to the Annual Fund Operating Expenses table on page 5, please confirm that the Adviser is obligated to limit expenses under two separate agreements that both expire on the same date. If the footnote is not correct, please revise it in a subsequent filing.

Response. The Registrant confirms that the description of the expense limitation obligations in footnote 5 is correct. We note that the two expense limitation agreements limit the expenses to differing degrees with respect to certain share classes.

Naseem Nixon, Esq. December 12, 2014 Page 2

Comment 3.         On page 10, please clarify in the paragraph following footnote 1 to the “Average Annual Total Returns” table that after tax returns are shown for Class A shares only.

Response. The Registrant has not revised the disclosure in response to this comment because the disclosure, in its current form, states that the after-tax returns are for Class A shares only, which is consistent with the presentation in the Average Annual Total Returns table.

Comment 4.         On page 11, in the section entitled, “How do certain characteristics of the Funds compare” please add a blank line between the disclosure regarding sector diversification and the list of top ten holdings.

Response. The Registrant has added a blank line between the disclosure regarding sector diversification and the list of top ten holdings in response to this comment.

Comment 5.         In the table on page 11 that compares the management fees of the two Funds, please use a consistent number of decimal points for all figures.

Response. The Registrant has not revised the table in response to this comment because the fee rates shown in the table are consistent with the actual rates expressed in the respective advisory or sub-advisory agreements.

Comment 6.         On page 17, under “Tax Considerations” please provide an estimate of the per share and total amount of realized gain expected to be distributed to shareholders of the acquired Fund as a result of the Fund’s expected sale of a significant portion of its holdings in connection with the Reorganization.

Response. The Registrant has not revised this disclosure. The Registrant does not believe that these revisions would be required by Form N-14. Further, the Registrant believes that any estimates of realized gain to be distributed to shareholders in connection with the Reorganization would be speculative, particularly in light of the fact that the acquired Fund will be making its annual capital gain distribution after the effective date of the PEA, but likely before the transition period related to the Reorganization.

Comment 7.         With respect to the section entitled “What factors did the Board consider?”:

a.	Please consider revising the formatting of the factors the Board considered in connection with the Reorganization to more clearly display these factors.
b.	Please confirm in correspondence that any significant factors adverse to the Board’s decision to approve the Reorganization are set forth.

Naseem Nixon, Esq. December 12, 2014 Page 3

c.	Please reconcile the disclosure in this section that provides, “shareholders of Class R6 shares are expected to experience the same net expenses,” with the disclosure in the fee table on page 5 that notes Class R6 shareholders are expected to experience an increase in their net expenses as a result of the Reorganization.
d.	Please explain the circumstances and/or significance of the proposed side letter that the Board considered in connection with the Reorganization as the letter does not appear to be discussed in any other sections of the N-14.

Response.

a.	The Registrant appreciates the Staff’s comment, but has determined to retain the current format. The Registrant believes the disclosure meets the applicable requirements and properly reflects the significant factors the Board considered in determining whether to approve the Reorganization.
b.	The Registrant confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are adequately set forth in this section.
c.	The disclosures in the PEA related to comparisons of the net expenses Class R6 shareholders of the acquired fund would be estimated to experience as shareholders of the acquiring fund are specific to the dates as of which the estimates were calculated. The Registrant has revised the disclosure to clarify this distinction.
d.	The side letter was described in footnote 6 of the “Annual Fund Operating Expenses” table, but was not specifically identified as a “side letter.” The Registrant has revised its disclosures related to the side letter so that its description is consistent throughout the PEA.

Comment 8.         On page 6 of Part B, in the Statement of Assets and Liabilities, please confirm that the pro forma adjustments to payable for trustee fees and payable for director fees are related to the portfolio transitioning, as indicated in footnote (A).

Response. The Registrant notes that, in connection with the reorganization, the pro forma adjustments to the liabilities payable for trustee fees and payable for director fees will remain the same. The change noted on page 6 of Part B reflects only a line-item change from the term “trustee” to the term “director.”

Comment 9.         Please provide the usual Tandy representation.

Naseem Nixon, Esq. December 12, 2014 Page 4

Response. The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 202.261.3314 or Kristen Freeman of Voya Investment Management at 480.477.2650.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

Dechert LLP

Admitted in NC only. Practice is supervised by principals of the firm who are members of the DC bar.

Attachments

cc:	Huey P. Falgout, Jr., Esq. Kristen Freeman, Esq.

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100
SCOTTSDALE, AZ 85258

December 12, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Form N-14 Registration Statement for Voya Equity Trust (File Nos. 811-8817 and 333-56881) (the “Registrant”)

Dear Ms. Nixon:

The Registrant is responsible for the adequacy and accuracy of the disclosure in its filing captioned above. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Voya Investment Management

Attachments

cc:	Jeffrey S. Puretz, Esq. Corey F. Rose, Esq. Dechert LLP

20389441.4.BUSINESS